 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.)*

PULSE ELECTRONICS CORPORATION

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(Name of Issuer)

Common Stock, $0.125 par value

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(Title of Class of Securities)

74586W106

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(CUSIP Number)

AB Value Management LLC

84 Elm Street

Westfield, NJ 07090

732-701-7008

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(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)

March 25, 2015

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

CUSIP No.	74586W106

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1.       Name of Reporting Person

         AB Value Partners, LP

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2.       Check the Appropriate Box                         (a)     [_]

         if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                         Source of Funds

   WC

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   NEW JERSEY

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             903,858

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        903,858

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         903,858

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         5.15%

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14.      Type of Reporting Person               PN

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CUSIP No.	74586W106

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1.       Name of Reporting Person

         AB Value Management LLC

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2.       Check the Appropriate Box                         (a)     [_]

         if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                        Source of Funds

   WC

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

         DELAWARE

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             1,389,924 *

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        1,389,924 *

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,389,924 *

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         7.92%

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14.      Type of Reporting Person               CO

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 * Consists of the Shares owned directly by AB Value Partners and the Managed Account.

CUSIP No.	74586W106

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1.       Name of Reporting Person

         Andrew Berger

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2.       Check the Appropriate Box                         (a)     [_]

         if a Member of a Group                            (b)     [_]

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3.       S.E.C. Use Only

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4.       Source of Funds

         AF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.                        Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             1,389,924 *

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        1,389,924 *

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,389,924 *

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         7.92%

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14.      Type of Reporting Person               IN

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 * Consists of the Shares owned directly by AB Value Partners and the Managed Account.

CUSIP NO. 74586W106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.  Security and Issuer.

This statement relates to the Common Stock, $0.125 par value per share (the “Shares”), of Pulse Electronics Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 12220 World Trade Drive, San Diego, California 92128.

 Item 2.  Identity and Background.

(a)         This statement is filed by:

(i) AB Value Partners, LP, a New Jersey limited partnership (“AB Value Partners”);

(ii) AB Value Management LLC, a Delaware limited liability company (“AB Value Management”), who manages each of AB Value Partners and a Managed Account;

(iii) Andrew Berger (“Mr. Berger”), who serves as the managing member of AB Value Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)         The addresses of the principal offices of each of the Reporting Persons are as follows: 84 Elm Street, Westfield, New Jersey 07090.

(c)         The principal business of AB Value Partners is investing in securities.  The principal business of AB Value Management is to manage AB Value Partners.  The principal occupation of Mr. Berger is serving as the managing member of AB Value Management.

(d)         No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         AB Value Management is organized under the laws of the State of Delaware.   AB Value Partners is organized under the laws of the State of New Jersey.  Mr. Berger is a citizen of the United States of America.

CUSIP No.	74586W106

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,389,924 Shares beneficially owned by the AB Value Partners and AB Value Management is approximately $2,100,916.  The Shares beneficially owned by AB Value Partners and AB Value Management were acquired with working capital.

AB Value Partners and AB Value Management effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management and the board of directors of the Issuer concerning the business, operations and future plans of the Issuer.

AB Value Partners made a written demand on the Pulse's directors on April 2, 2015. The demand seeks: Termination the Transaction with Oaktree Capital Management, L.P. (“Oaktree”) if Oaktree is unwilling to pay fair value to Pulse and its minority stockholders; Retaining an independent and competent financial advisor to fully and adequately analyze the options available to Pulse to maximize value for Pulse and its stockholders; Employing that financial advisor to contact other third-parties to determine their interest in acquiring or investing in Pulse through a merger or any other transaction that maximizes value for Pulse and its stockholders; Electing at least two new independent members to the Board, who are not nominated by Oaktree and have no business relationships with Oaktree, to form a special committee with the power to pursue a transaction or other strategic alternative on behalf of the Company, if any is found to be in the best interests of Pulse and its stockholders and the power to say no to any transaction, including a transaction with Oaktree.

CUSIP No.	74586W106

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, purchasing or proposing to purchase additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)        The aggregate percentage of Shares reported owned by each person named herein is based upon approximately 17,549,295 Shares issued and outstanding, which is the total number of Shares outstanding as of March 20, 2015, as reported in Issuer’s 10-Q filed with the Securities and Exchange Commission on March 20, 2015.

As of the close of business on April 2, 2015, AB Value Partners directly owned 903,858 Shares, constituting approximately 5.15% of the Shares outstanding.  By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners.

As of the close of business on April 2, 2015, AB Value Management had caused the Managed Account to directly own 486,066 Shares, constituting approximately 2.77% of the Shares outstanding.  By virtue of their relationships with AB Value Management discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Management and the Managed Account.

(b)          Each of the AB Value Partners, AB Value Management and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners and AB Value Management.

(c)          Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)          Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not beneficially owned by such Reporting Person.

CUSIP No.	74586W106

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 2, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

99.1 Joint Filing Agreement by and among AB Value Partners LP, AB Value Management LLC, and Andrew Berger, dated April 2, 2015.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 2015

AB Value Partners, LP

By:	AB Value Management LLC General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title	Manager

/s/ Andrew Berger
Name: Andrew Berger

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated April 2, 2015 (including amendments thereto) with respect to the Common Stock of Pulse Electronics Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: April 2, 2015

AB Value Partners, LP

By:	AB Value Management LLC General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title	Manager

/s/ Andrew Berger
Name: Andrew Berger

Schedule A

Transactions in the securities of the Issuer During the Last 60 Days

Class of Security	Securities Purchased / (Sold)	Price Per Share*	Date of Purchase/ Sale
AB Value Partners, LP
Common Stock	195867	1.47	3/3/2015
Common Stock	2405	1.47	3/4/2015
Common Stock	98913	1.4831	3/9/2015
Common Stock	1063	1.48	3/10/2015
Common Stock	3416	1.4895	3/10/2015
Common Stock	9900	1.4893	3/11/2015
Common Stock	400	1.48	3/12/2015
Common Stock	7085	1.4847	3/12/2015
Common Stock	1954	1.49	3/13/2015
Common Stock	14729	1.4862	3/16/2015
Common Stock	20526	1.49	3/17/2015
Common Stock	17279	1.4853	3/18/2015
Common Stock	5340	1.49	3/19/2015
Common Stock	4648	1.49	3/23/2015
Common Stock	150	1.48	3/24/2015
Common Stock	55053	1.5	3/24/2015
Common Stock	(200)	1.49	3/24/2015
Common Stock	154791	1.5	3/25/2015
Common Stock	19206	1.5	3/26/2015
Common Stock	12350	1.5	3/26/2015
Common Stock	2600	1.5	3/27/2015
Common Stock	1950	1.5	3/27/2015
Common Stock	83070	1.5	3/30/2015
Common Stock	15179	1.5219	3/31/2015
Common Stock	35906	1.5503	3/31/2015
Common Stock	9206	1.5644	4/1/2015
Common Stock	975	1.57	4/1/2015
Common Stock	3250	1.52	4/2/2015
Common Stock	125867	1.551	4/2/2015

*This price reported is a weighted average price.

Class of Security	Securities Purchased / (Sold)	Price Per Share*	Date of Purchase/ Sale
AB Value Management LLC
Common Stock	105,466	1.47	3/3/2015
Common Stock	1,295	1.47	3/4/2015
Common Stock	53,260	1.4831	3/9/2015
Common Stock	572	1.48	3/10/2015
Common Stock	1,839	1.4895	3/10/2015
Common Stock	5,330	1.4893	3/11/2015
Common Stock	3,815	1.4847	3/12/2015
Common Stock	1,051	1.49	3/13/2015
Common Stock	7,930	1.4862	3/16/2015
Common Stock	11,052	1.49	3/17/2015
Common Stock	9,303	1.4853	3/18/2015
Common Stock	2,875	1.49	3/19/2015
Common Stock	100	1.49	3/20/2015
Common Stock	2,502	1.49	3/23/2015
Common Stock	29,643	1.5	3/24/2015
Common Stock	83,349	1.5	3/25/2015
Common Stock	10,341	1.5	3/26/2015
Common Stock	6,650	1.5	3/26/2015
Common Stock	1,400	1.5	3/27/2015
Common Stock	1,050	1.5	3/27/2015
Common Stock	44,730	1.5	3/30/2015
Common Stock	8,173	1.5219	3/31/2015
Common Stock	19,334	1.5503	3/31/2015
Common Stock	4,957	1.5644	4/1/2015
Common Stock	525	1.57	4/1/2015
Common Stock	1,750	1.52	4/2/2015
Common Stock	67,774	1.551	4/2/2015

*This price reported is a weighted average price.